August 6, 2019

VIA EDGAR AND FEDERAL EXPRESS

Kathryn Jacobson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                                                                             TTEC Holdings, Inc.

Form 10-K for the Year Ended December 31, 2018

Filed March 6, 2019

Form 8-K Filed March 6, 2019

Form 8-K Filed May 7, 2019

File No. 001-11919

Dear Ms. Jacobson:

Thank you for your letter dated July 29, 2019 relating to the review by staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) of the above-referenced filings of TTEC Holdings, Inc. (the “Company”). Our executive team has considered the comments received from the Staff and set forth below are our responses. Given the timing of this correspondence, the Company incorporated additional disclosures as provided below in its upcoming Quarterly Report on Form 10Q for the period ended June 30, 2019 that we anticipated will be filed on or about August 7, 2019.  In those instances where your comments related to information that is generally included in the Annual Report on Form 10K, we clearly state that updated disclosure will be included in our 2019 Annual Report. For your convenience, each response is preceded by a reproduction of the Staff’s comment.

We appreciate the opportunity to work with you to improve our disclosure.

As a preamble of our responses, we would like to note that until recently the Company was organized into four segments known as Customer Strategy Services (CSS), Customer Technology Services (CTS), Customer Growth Services (CGS) and Customer Management Services (CMS).  While our CSS and CTS segments provide management consulting, technology, system integration and product sales, our CMS and CGS segments provide business process outsourcing services from global delivery centers. We note that some of the Staff’s comments appear to arise because of our lack of clarity on how certain disclosures relate to these different segments.

Starting with our Quarterly Report on Form 10Q for the period ended June 30, 2019, we are recasting our segments as TTEC Digital and TTEC Engage:

•                  TTEC Digital designs, builds and delivers tech-enabled, insight-based and out-come driven customer experience solutions through our professional services and suite of technology offerings, delivered through what formerly was known as the CSS and CTS segments.

•                  TTEC Engage provides the essential technologies, human resources, infrastructure and processes to operate customer care, acquisition, and fraud detection and prevention services, delivered through what formerly was known as the CGS and CMS segments.

The Company does not believe that this segment change results in any material impact on our financial results of operations.

address 9197 south peoria street englewood, co 80112	contact ttec.com +1.800.835.3832

Form 10-K for the Year Ended December 31, 2018

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our 2018 Financial Results, page 26.

1.                                      Please tell us and discuss in future filings how the number of workstations and percent utilization affect your revenues and operating income in the US and abroad, if at all. In this regard, we note that your revenues increased despite, the year-over-year decline in percent utilization and number of workstations.

Additionally, please discuss how your attainment of performance criteria under contracts utilizing performance pricing affected your revenue and operating margin during the periods presented. In this regard, we note how such contract terms could affect volatility in your operating results as explained in the last paragraph of page 11.

Company Response:

We acknowledge your comment and note the two topics listed above are related to disclosures on different pages of our 2018 Annual Report on Form 10K document, so we will address them separately below.

Regarding your comment on the discussion and tables displaying our capacity utilization, it is important to note that this metric relates exclusively to our business segments formerly known as CGS and CMS (now part of our TTEC Engage segment) which include our customer engagement service centers. In the interest of clarity, starting with our upcoming Quarterly Report on Form 10Q filings for the period ended June 30, 2019, we refer to this metric as the CGS-CMS capacity utilization.

We provide this CGS-CMS capacity utilization metric to offer context on the level at which our global customer engagement centers are utilized. The tables include data as of the end of the current period and prior year period for comparison purposes. Management and the industry in which we operate these customer engagement centers use this metric to gauge trends in the volume of unused capacity, an indication of non-income producing costs (e.g. decrease in utilization) as well as the requirement of additional capital expenditure (e.g. increase in utilization).

The CGS-CMS capacity utilization is supplemental information providing insight on our profitably and potential future capital expenditures.  It is less a metric that provides insight on revenue as there are many relevant factors that affect revenue. In future filings where there is a noteworthy change in the CGS-CMS capacity utilization we will include additional discussion regarding how this has affected our current year operating income.

The second comment relates to our risk factor on page 11 relating to client contracts that include performance-based pricing. We have a multitude of contracts within our segments formerly known as CGS and CMS (now part of the TTEC Engage segment) which have a portion of their pricing tied to the attainment of certain performance criteria.  Accordingly, we are subject to potential bonuses and penalties based on our performance against certain agreed service level targets. For the fiscal year 2018, the net bonus/penalty was approximately $6 million for CMS and CGS segments included in the Company’s revenue of $1.27 billion were immaterial. While sometime in the past, this metric was material to our business, more recently as CMS and CGS have grown and as we have evolved our client contracts, the bonus/penalty risk has become less material and is expected to be immaterial into the future.  As a result, we will be removing this risk factor in our future filings starting with the Annual Report on Form 10K for the period ending December 31, 2019.

(1) Overview and Summary of Significant Accounting Policies

Revenue Recognition

2018 Revenue, Page F-14

2.                                      We note you disclose where there are product sales, the attribution of revenue is made when FOB-destination delivery occurs (Control transfers) which is the standard shipment terms, and therefore, at a point in time. In the penultimate risk factor on page 13, we further note that the delivery point appears to be your delivery centers (listed on page 18) which serve your clients’ customers at “near shore” jurisdictions. If delivery occurs at your delivery centers, instead of your clients’ sites or those of their customers, tell us how you concluded that your clients obtained control of such products pursuant to ASC 606-10-25-30. Additionally, in your assessment of transfer of control, tell us how each of the criteria under ASC 606-10-55-83 has been met.

Company Response:

We acknowledge your comment and note that we have not been specific enough in our discussion regarding our product sales, which is causing confusion. The product sales are exclusively related to our CTS segment (now part of TTEC Digital).  There are no product sales in each of the CSS, CGS and CMS segments. The locations listed on page 18 cover the CGS and CMS (now part of TTEC Engage) customer engagement sites where we provide business process outsourcing customer acquisition and care services for our clients. There are no CTS product sales shipped to these sites. The CTS product sales are exclusively shipped to client locations.

The product revenue within our CTS segment is recognized when the transfer of control is completed upon delivery of the product to our clients’ location. In future filings, starting with our Annual Report on Form 10K for the period ending December 31, 2019 we will add clarity to this policy to note that the delivery is completed at the clients’ location.

For the comment related to our revenue recognition and ASC 606-10-25-30, we consider the indicators of transfer of control each time product sales occur to determine when a customer obtains control of the product. Further, we note in our policy that “Where there are product sales, the attribution of revenue is made when FOB-destination delivery occurs (control transfers), which is the standard shipment term, and therefore at a point in time.”  In regard to the specific criteria, we evaluate the contractual terms with our customers when evaluating the transfer of control criteria as follows:  25-30 (a) Present right to payment for the asset — we are contractually entitled to invoice and the customer is obligated to pay for the product once it is delivered to the customer; 25-30 (b) Customer has legal title to the asset — once delivery of the product is completed, legal title transfers to the customer in accordance with standard shipment terms; 25-30 (c) Entity has transferred physical possession of the asset — we transfer physical possession of the product at the time of delivery to the client location; 25-30 (d) Customer has the significant rights and rewards of ownership of the asset — upon delivery of the product to the customer, they have complete control over the asset and are entitled to all of the benefits and uses of the asset;  25-30 (‘e) Customer has accepted the asset — once the product is delivered, the customer acknowledges receipt and thus they have accepted the asset.”

For the comment related to our revenue recognition and ASC 606-10-55-83, this is not applicable to our Company as we do not have bill-and-hold revenue arrangements.

Incremental Costs to Obtain a Contract, page F-15

3.                                      Please disclose how the amounts for upfront payments are determined or negotiated, how you determine the discount amounts allocable to future services, and how they are reported in the financial statements. Additionally, tell us how you considered whether an upfront payment provides a significant benefit of financing to the customer. Refer to ASC 606-10-32-15.

Company Response:

We acknowledge your comment and the fact that the Company does award a limited number of upfront payments (contract acquisition asset) each year to our clients to aide in securing business in our CGS or CMS segments. The upfront payments are not material on an annual basis.  For the annual periods 2018 and 2017, the total upfront payments were approximately $2 million and $3 million, respectively, with $1.2 million capitalized as of December 31, 2018.

The upfront payments are negotiated during the contracting process and the value awarded is clearly separated in the contract. The payments are generally used to entice clients to select TTEC and/or grow their existing business with the Company. These payments help our clients reduce their upfront cash burden when transferring their customer engagement centers or services to us (e.g. duplicative costs during transition, severance costs related to terminating existing employees, exit costs related to terminating an existing provider).

We note in our 2018 Annual Report on Form 10K accounting policies the following description:

“Payments to customers are capitalized as contract acquisition costs and are amortized in proportion to the expected future revenue from the contract, which in most cases results in straight-line amortization over the life of the contract. Such payments are considered a reduction of the selling prices of the Company’s products or services, and therefore, are accounted for as a reduction of revenue when amortized. Such capitalized contract acquisition costs are periodically reviewed for impairment taking into consideration ongoing future cash flows expected from the contract and estimated remaining useful life of the contract.”

We consider the applicable guidance related to significant financing component in ASC 606-10-32-15 each time an upfront payment occurs. To date, based on the limited contract acquisition activity, we have determined that any portion of the contract acquisition assets that would potentially be attributed to a significant financing component is de minimis.

(13) Deferred Revenue and Costs, page F-43

4.                                      Please describe the nature of deferred costs - current and long-term and disclose how they are captioned in the balance sheet. Also, please disclose your policy for deferral and amortization. Refer to Rule 5-02(17) of Regulation S-X.

Company Response:

We acknowledge your comment and note that the nature of deferred costs are primarily comprised of two categories. The most significant category relates to prepaid maintenance agreements that the Company re-sells to our CTS clients over the life of their contracts. The second largest category relates to deferred training expenses in our CGS and CMS segments. We incur these training expenses as we ramp customer engagement projects and hire and train new agents. In both cases, the deferred costs are amortized into the cost of services ratably over the life of the applicable client contract.

We note in our 2018 Annual Report on Form 10K accounting policies the following two descriptions:

“Costs directly associated with revenue deferred, consisting primarily of labor and related expenses, are also deferred and recognized in proportion to the expected future revenue from the contract” and “Accordingly, recognition of initial, growth, and seasonal training revenues and associated costs (consisting primarily of labor and related expenses) are deferred and amortized over the period of economic benefit. Costs directly associated with revenue deferred, consisting primarily of labor and related expenses, are also deferred and recognized in proportion to the expected future revenue from the contract.”

We acknowledge your comment regarding Rule 5-02(17) and will better delineate the above policies within our critical accounting policies in all applicable future filings and will include a separate footnote with all the necessary data as applicable.

5.                                      Please provide a separate note disclosing the components of “Other long-term liabilities.” Refer to Rule 5-02(24) of Regulation S-X.

Company Response:

We acknowledge your comment regarding Rule 5-02(24) and in all applicable future filings will include a separate footnote with all the necessary data as applicable.

Form 8-K Filed March 6, 2019

Exhibit 99.1 TTEC Announces Fourth Quarter and Full Year 2018

Reconciliation of Non-GAAP Financial Information, page 11

6.                                      In your reconciliation of Non-GAAP Net Income to Net Income, you present adjustments net of tax and additionally, a separate caption for “Changes in valuation allowance, returns to provision adjustments and other” (instead of a separate caption for income taxes in the aggregate). Your presentation is inconsistent with the guidance in Q&A 102.11 of the CD&I on Non-GAAP Financial Measures. Please revise your presentation in future filings.

Company Response:

We acknowledge your comment and noted that the specific Q&A 102.11 states the following: “If a measure is a performance measure, the registrant should include current and deferred income tax expense commensurate with the non-GAAP measure of profitability. In addition, adjustments to arrive at a non-GAAP measure should not be presented “net of tax.” Rather, income taxes should be shown as a separate adjustment and clearly explained.”  We will modify our presentation of the tax adjustments starting with the upcoming announcement of our Second Quarter Financial Results on or around August 7th, 2019 for the period ended June 30, 2019.

Form 8-K Filed May 7, 2019

Exhibit 99.1

TTEC Announces First Quarter 2019 Financial Results, page 1

7.                                      In future filings, when reporting the non-GAAP measure, Adjusted EBITDA, in the front page and elsewhere in your earnings release, please also make reference to Net Income, which is its most comparable GAAP measure. Refer to the CD&I on Non-GAAP Financial Measures (April 4, 2018).

Company Response:

We acknowledge your comment and have reviewed this specific Q&A 102.10 and will ensure that we include the Net Income figures as well as the Adjusted EBITDA We will modify our presentation of our tax adjustments starting with the upcoming announcement of our Second Quarter Financial Results on or around August 7th, 2019 for the period ended June 30, 2019.

***

Should the Staff have additional questions or comments concerning the foregoing, please do not hesitate to contact me via phone at +1-303-397-8345 or via e-mail at Regina.Paolillo@ttec.com.

Sincerely,

/s/ Regina M. Paolillo
Regina M. Paolillo
Executive Vice President, Chief Administrative and Financial Officer
TTEC Holdings, Inc.

cc:                                Robert Littlepage, Accountant Branch Chief, Securities and Exchange Commission

Lisa Etheredge, Staff Accountant, Securities and Exchange Commission

Joshua Shainess, Attorney-Advisory, Securities and Exchange Commission

Margaret McLean, SVP, General Counsel and Corporate Secretary, TTEC Holdings, Inc.

Paul Hilton, Partner, Hogan Lovells US LLP